Lang Michener LLP

BARRISTERS & SOLICITORS

Vancouver

1500 - 1055 West Georgia Street, P.O. Box 11117

Toronto

Vancouver, British Columbia, Canada V6E 4N7

Ottawa

Telephone (604) 689-9111

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File Number:     56142-8

Web site:  www.langmichener.com

Direct Line:  (604) 691-7446
Direct Fax Line: (604) 691-7354
E-Mail:  ckent@lmls.com

May 1, 2006

The United States Securities
       and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:  Mr. Karl Hiller

Dear Sirs:

Cusac Gold Mines Ltd. - Form 20-F Filed July 12, 2005

Your File No. 000-13548

We write on behalf of Cusac Gold Mines Ltd. (the “Company” or “Cusac”) in response to Staff’s letter of March 30, 2006 (the “Comment Letter”) signed by Karl Hiller, Branch Chief, United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F filing.

Our item-by-item responses to the comments made in the Comment Letter are set out below.  The factual information provided herein relating to the Company has been provided to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.  Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 20-F/A-1.  The Company will revise its Form 20-F to include all of the proposed disclosure revisions set out in our letters of November 7, 2005, February 2, 2006 and March 13, 2006 (amended, where applicable, by subsequent responses and the responses below) and those as described herein when Staff is satisfied with all our proposed adjustments to the Form 20F and financial statements to avoid having numerous copies of the documents outstanding.

Note 13 – Differences Between Canadian and United States Generally Accepted Accounting Principles, page 23

1.

In response to prior comment 1, you provide proposed disclosure explaining how proceeds from flow thorugh shares and changes in the restricted cash account are being presented for Canadian GAAP purposes within the statement of cash flows. If you believe that cash flows calculated in accordance with Canadian GAAP are consistent with cash flows calculated in accordance with U.S. GAAP, please include a statement to this effect along with your disclosure.

In response to Staff’s comment, the Company believes that in respect of the classification of restricted cash in the statements of cash flows, the calculation under Canadian GAAP is not materially different from US GAAP.  There being no other material difference in the calculation of cash flows in accordance with Canadian and US GAAP, the Company will include the following statement:

“There were no differences between the cash provided by and used in operating, financing and investing activities under Canadian and US GAAP.”

2.

Please further expand your proposed disclosure concerning the restricted cash activity, to clarify in the last sentence of such disclosure that the cash inflow depicted as an investing activity when restricted funds are expended (corresponding to the decrease in the restricted cash account) effectively offset the actual cash outflows also reported in that period, although you will be reporting this activity on a separate line.

In response to Staff’s comment, the Company proposes to expand the disclosure concerning the activities of the restricted cash by adding the following sentence highlighted below:

“For the purpose of accounting under Canadian GAAP, the Company has presented activities for both restricted and unrestricted cash in the Consolidated Statement of Cash Flows as follows:  The Company reflects the proceed received from flow-through shares net of issuance costs as a cash inflow from financing activities.  As the related flow-through proceeds are restricted for Canadian exploration activities, these proceeds are then reflected as a cash outflow and an increase in restricted cash under investing activities, even in periods that such cash is not expended.  When eligible exploration expenses are incurred, they reflected as a cash inflow and a decrease in restricted cash under investing activities.  These cash inflows under the investing activities, which correspond to the decreases in restricted cash, effectively offset the actual cash outflows of the exploration expenses reported in the same period on a separate line under operating activities.”

Note 15 - Restatement

3.

In response to prior comment 1, you include a table that presents the effects of the restatement adjustments on your Consolidated Statement of Cash Flows as at December 31, 2004.  As the change in presentation of cash flow items also impacts 2003, it appears you should revise the table to include the effects on that period as well.

The impact of the restatement adjustments on the Company’s Consolidated Statement of Cash Flows for 2003 has been included in the Company’s financial statements as at December 31, 2005 which was filed on www.sedar.com and will be included in the Company’s Form 20F filings for 2004 (when re-filed with the responses to all of staff’s comments set out in our prior correspondence) and 2005.

Engineering Comments

4.

We have read your response to prior comments 2, 4 and 5, from our letter dated February 21, 2006 (you identify these as response numbers 2, 3, and 4 in your letter dated March 13, 2006), regarding various aspects of your resource estimates.  The Rory Vein resource estimate has a significant variance in both tonnage and grade between the resource estimate as prepared by Dale Sketchley in the filing and the resource estimate which was revised to prepare the reserve estimate as presented by Dennis Bergen in the Pre-feasibility study.  Provide an explanation of the criteria used to segregate ore and waste as the ore blocks were re-composited, as indicated in the Pre-feasibility study on page 85.  For the Rory Vein ore blocks 14, 18, 21, 22, 22 and 30 provide the following:  Drill logs, geologic description, core recovery, assay reports, and the block composite calculations.  We reissue prior comment 3.

Further to the telephone conversation held between George Schuler from the SEC, our client’s engineer Mike Glover, and David Brett held on April 11 and 13, 2006, and the provision of relevant supporting data by the Company to SEC staff on April 11 and 12, 2006, we understand that staff’s questions relating to the Preliminary Feasibility Study on the Rory and East Bain Veins of Cusac Gold Mines Ltd., Table Mountain Gold Property, B.C. (the “Pre-feasibility Study”) have been satisfied.

Based upon our understanding that the Company has satisfied staffs concerns with respect to the Pre-feasibility Study, please confirm that staff will not require an adjustment to capitalization of the Table Mountain Mine on the Company’s financial statements (comment 9 in your letter of September 21, 2005 addressed to the Company).

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7446.

Yours truly,

Cory Kent

for Lang Michener llp

cc:

David H. Brett, President and CEO, Cusac Gold Mines Ltd.